Exhibit 99.143

Torque Esports Corp. Closes Final Tranche of Non-Brokered Private Placement

TORONTO, ON, May 28, 2020 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque” or the “Company”) announces it has closed the final tranche of its previously announced non-brokered private placement of up to 6,666,666 units (the “Units”) at a price of $0.60 per Unit (the “Offering”) for gross proceeds of up to $4,000,000.

Aggregate proceeds of $2,344,890 were raised and 3,909,149 Units were issued on the closing of this final tranche of the Offering, and together with the previous tranches of the Offering the Company raised proceeds of $3,999,260 and 6,665,433 Units were issued.

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $0.90 per share.

Securities issued under the Offering are subject to a hold period of four months and one day from the closing of the relevant tranche of the Offering.

This press release does not constitute an offer of sale of any of the foregoing securities in the United States. None of the foregoing securities have been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, CEO darrencox@torqueesport.com